Oppenheimer Strategic Income Fund
Exhibit 77M



On May 10, 2007, the Oppenheimer Strategic Income (the "Fund') acquired all of the net assets of Atlas Strategic Income Fund, pursuant to an Agreement and Plan of Reorganization approved by the Atlas Strategic Income Fund shareholders on March 23, 2007.

The Fund issued 59,159,381, shares of beneficial interest for Class A valued at $260,892,868 in exchange for the net assets, resulting in combined Class A net assets of $5,988,114,190 on May 10, 2007. The net assets acquired included net unrealized appreciation of $120,016.003. The exchange qualified as a tax-free reorganization for federal tax purposes.

For additional information please refer to the Fund's N-14 filed with the Commission on May 27, 2005 (33-28598) and Atlas Strategic Income Fund's Form N-8F, filed with the Commission on November 13, 2007 (811-5485), evidencing that it has ceased to be a registered investment company.